Exhibit 99.2

Consolidated Financial Statements
December 31, 2019

March 30, 2020

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of IMV Inc. (the “Corporation”) are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The consolidated financial statements include some amounts and assumptions based on management’s best estimates which have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s consolidated financial statements and recommended their approval by the Board of Directors.

(signed)	“Frederic Ors”	(signed)	“Pierre Labbé”
	Chief Executive Officer		Chief Financial Officer

Approved on behalf of the Board of Directors

(signed) “James W. Hall”, Director	(signed) “Wayne Pisano”, Director

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of IMV Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of IMV Inc. and its subsidiary (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has negative cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Halifax, Nova Scotia, Canada
March 30, 2020

We have served as the Company's auditor since 2003.

IMV Inc.
Consolidated Statements of Financial Position
As at December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

	2019	2018
	$	$
Assets

Current assets
Cash and cash equivalents	14,066	14,895
Amounts receivable (note 5)	845	1,337
Prepaid expenses	3,032	2,699
Investment tax credits receivable	1,661	1,111

	19,604	20,042

Property and equipment (note 6)	2,830	2,883
	22,434	22,925

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 7)	6,157	7,575
Amounts due to directors (note 10)	60	49
Current portion of long-term debt (note 11)	88	81
Current portion of lease obligation (note 8)	100	90

	6,405	7,795

Lease obligation (note 8)	1,208	1,308

Deferred share units (note 9)	–	1,436

Long-term debt (note 11)	8,373	8,069

	15,986	18,608

Equity	6,448	4,317

	22,434	22,925

Going concern (note 1)
Commitments (note 18)

The accompanying notes form an integral part of these consolidated financial statements.

IMV Inc.
Consolidated Statements of Equity
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

	Share	Contributed
	Capital	Surplus	Warrants	Deficit	Total
	$	$	$	$	$
	(note 12)	(note 13)	(note 14)

Balance, December 31, 2017	70,113	6,375	674	(70,819)	6,343

Net loss and comprehensive loss for the period	–	–	–	(21,935)	(21,935)
Issuance of shares in public offering	14,375	–	–	–	14,375
Share issuance costs	(1,480)	–	–	–	(1,480)
Redemption of DSUs, net of applicable taxes	220	–	–	–	220
Issuance of broker warrants	–	–	332	–	332
Exercise of warrants	5,480	–	(591)	–	4,889
Employee share options:
Value of services recognized	–	1,182	–	–	1,182
Exercise of options	1,444	(1,053)	–	–	391

Balance, December 31, 2018	90,152	6,504	415	(92,754)	4,317

Net loss and comprehensive loss for the period	–	–	–	(27,365)	(27,365)
Issuance of shares in public offering	29,456	–	–	–	29,456
Share issuance costs	(2,499)	–	–	–	(2,499)
Deferred share units settled in shares:
Reclassification of units to equity-settled	–	955	–	–	955
Value of services recognized	–	290	–	–	290
Exercise of warrants	82	–	(21)	–	61
Expiry of warrants	–	62	(62)	–	–
Employee share options:
Value of services recognized	–	1,138	–	–	1,138
Exercise of options	353	(258)	–	–	95

Balance, December 31, 2019	117,544	8,691	332	(120,119)	6,448

The accompanying notes form an integral part of these consolidated financial statements.

IMV Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

	2019	2018
	$	$

Revenue
Subcontract revenue	59	82
Interest revenue	509	401

	568	483

Expenses
Research and development	18,986	12,852
General and administrative	10,140	9,243
Government assistance	(2,432)	(1,062)
Accreted interest (note 11)	1,239	1,385

	27,933	22,418

Net loss and comprehensive loss for the year	(27,365)	(21,935)

Basic and diluted loss per share	(0.55)	(0.50)

Weighted-average shares outstanding	49,653,578	43,766,951

The accompanying notes form an integral part of these consolidated financial statements.

IMV Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

	2019	2018
	$	$
Cash provided by (used in)

Operating activities
Net loss and comprehensive loss for the year	(27,365)	(21,935)
Charges to operations not involving cash
Depreciation of property and equipment	528	325
Stock-based compensation	1,138	1,182
Deferred share unit compensation	(191)	508
Accreted interest	1,239	1,433
Revaluation of long-term debt	(840)	–
Loss on disposal of assets	1	8

	(25,490)	(18,479)

Net change in non-cash working capital balances related to operations
Decrease (increase) in amounts receivable	492	(1,076)
Increase in prepaid expenses	(333)	(616)
Increase in investment tax credits receivable	(550)	(650)
Increase (decrease) in accounts payable and accrued liabilities	(1,418)	3,570
Increase in amounts due to directors	11	28

	(27,288)	(17,223)

Financing activities
Proceeds from issuance of share capital and warrants	29,456	14,375
Share and warrant issuance costs	(2,499)	(1,148)
Proceeds from the exercise of stock options	95	391
Proceeds from the exercise of warrants	61	4,889
Incentive contribution from lessor	–	896
Proceeds from long-term debt	–	300
Withholdings on redemption of deferred share units	–	(223)
Repayment of long-term debt	(88)	(72)
Repayment of lease obligation	(90)	(28)

	26,935	19,380

Investing activities
Acquisition of property and equipment	(476)	(2,185)
Proceeds from sale of assets	–	14

	(476)	(2,171)

Net change in cash and cash equivalents during the year	(829)	(14)

Cash and cash equivalents – Beginning of year	14,895	14,909

Cash and cash equivalents – End of year	14,066	14,895

Supplementary cash flow

Interest received	509	401

The accompanying notes form an integral part of these consolidated financial statements.

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

1	Nature of operations and going concern

IMV Inc. (the “Corporation” or “IMV”) is, through its 100% owned subsidiary, a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Corporation’s proprietary drug delivery platform (“DPX”). This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck’s Keytruda® Checkpoint inhibitor. The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Dartmouth, Nova Scotia, the shares of the Corporation are listed on the Nasdaq Stock Market and the Toronto Stock Exchange under the symbol “IMV”. The address of its principal place of business is 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada.

These financial statements have been prepared using International Financial Reporting Standards applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due.

Since the Corporation’s inception, the Corporation’s operations have been financed through the sale of shares, issuance of debt, revenue from subcontracts, interest income on funds available for investment, government assistance and income tax credits. The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $120,119 as at December 31, 2019.

The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, develop or commercialize any products without future financings. These material uncertainties cast substantial doubt as to the Corporation’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Corporation is currently pursuing financing alternatives that may include equity, debt, and non-dilutive financing alternatives including co-development through potential collaborations, strategic partnerships or other transactions with third parties, and merger and acquisition opportunities. There can be no assurance that additional financing will be available on acceptable terms or at all. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures or the Corporation may be unable to continue operations.

The Corporation's ability to continue as a going concern is dependent upon its ability to fund its research and development programs and defend its patent rights. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statements of financial position classifications that would be necessary if the Corporation were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

(1)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

2	Basis of presentation

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Chartered Professional Accountants of Canada Handbook – Accounting Part I, which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements were approved by the Board of Directors on March 30, 2020.

3	New standards and interpretations not yet adopted

There are no standards issued but not yet adopted that are expected to have a significant impact on the Corporation.

4	Significant accounting policies, judgments and estimation uncertainty

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

Consolidation

The financial statements of the Corporation consolidate the accounts of IMV Inc. and its subsidiary. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation. There are no non-controlling interests, therefore, all loss and comprehensive loss is attributable to the shareholders of the Corporation.

Foreign currency translation

i)	Functional and presentation currency

Items included in the consolidated financial statements of the Corporation are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

ii)	Transactions and balances

Foreign currency translation of monetary assets and liabilities, denominated in currencies other than the Corporation’s functional currency, are converted at the rate of exchange in effect at the consolidated statements of financial position date. Income and expense items are translated at the rate of exchange in effect at the transaction date. Translation gains or losses are included in determining income or loss for the year. Foreign exchange gain of $84 of for the year ended December 31, 2019 (2018 - $139 loss) is included in general and administrative expenses.

(2)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Significant accounting policies, judgments and estimation uncertainty (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks, and highly liquid temporary investments that are readily convertible to known amounts of cash.

Financial instruments

Financial assets and liabilities are recognized when the Corporation becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Corporation has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

The Corporation recognizes financial instruments based on their classification. Depending on the financial instruments’ classification, changes in subsequent measurements are recognized in net loss and comprehensive loss.

The Corporation has implemented the following classifications:

  Cash and cash equivalents and amounts receivable are classified as amortized cost (previously loans and receivables). After their initial fair value measurement, they are measured at amortized cost using the effective interest method; and

  Accounts payable and accrued liabilities, amounts due to directors and long-term debt are classified as other amortized cost (previously financial liabilities). After their initial fair value measurement, they are measured at amortized cost using the effective interest method.

Impairment of financial assets

The Corporation applies the simplified method of the expected credit loss model required under IFRS 9, Financial Instruments. Under this method, the Corporation estimates a lifetime expected loss allowance for all receivables. Receivables are written off when there is no reasonable expectation of recovery.

If there is objective evidence that an impairment loss has incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

(3)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Significant accounting policies, judgments and estimation uncertainty (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Corporation and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the year in which they are incurred.

Depreciation of property and equipment is calculated using the declining-balance method, with the exception of leasehold improvements and leased premises, at the following annual rates:

Computer equipment	30%
Computer software	100%
Furniture and fixtures	20%
Laboratory equipment	20%
Leasehold improvements and leased premises	straight-line

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of general and administrative expenses in the consolidated statements of loss and comprehensive loss.

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or “CGU”s). The recoverable amount is the higher of an asset’s fair value less the costs to sell, and value in use (being the present value of the expected future cash flows of the relevant asset or CGU).

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The Corporation evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

(4)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Significant accounting policies, judgments and estimation uncertainty (continued)

Leases

Under IFRS 16, Leases, the Corporation assesses whether a contract is or contains a lease based on the definition of a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Corporation assesses whether:

  the contract involves the use of an identified asset, specified either explicitly or implicitly, that is physically distinct, and usage represents substantially all of the capacity of the asset;

  the Corporation has the right to obtain substantially all of the economic benefits from use of the asset; and

  the Corporation has the right to direct use of the asset, which is evidenced by decision-making rights to direct how and for what purpose the asset is used.

The Corporation recognizes an asset and a lease liability at the lease commencement date.

The asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any incentives received. The asset is subsequently depreciated using the declining-balance method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term. The estimated useful lives of leased assets are determined on the same basis as those of property and equipment. The carrying amount of the leased asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, if any.

The lease liability is initially measured at the present value of future lease payments, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate. The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured if the Corporation changes its assessment of whether it will exercise a purchase, extension, or termination option. If the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the leased asset, or is recorded in the consolidated statements of loss and comprehensive loss if the carrying value of the leased asset is zero.

The Corporation has elected not to recognize assets and lease liabilities for short-term leases with a term of 12 months or less, and leases of low value assets.

The lease payments associated with these leases are recognized as an expense in the consolidated statements of loss and comprehensive loss over the lease term. Low value assets consist primarily of computers and information technology equipment.

(5)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Significant accounting policies, judgments and estimation uncertainty (continued)

Income tax

Income tax is comprised of current and deferred income tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

In general, deferred income tax is recognized in respect of temporary differences including non-refundable investment tax credits, arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated statements of financial position date and are expected to apply when the deferred income tax asset or liability is settled. Deferred income tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Corporation and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current.

Research and development

All research costs are expensed in the period incurred. Development costs are expensed in the period incurred, unless they meet the criteria for capitalization, in which case, they are capitalized and then amortized over the useful life. Development costs are written off when there is no longer an expectation of future benefits.

Revenue recognition

Revenues are recognized as the Corporation satisfies its performance obligations under the terms of the contract. Performance obligations are considered to be satisfied when the customer obtains control of the related asset. Current and expected future revenue streams include: (i) milestone payments generated upon entering into potential contractual partnerships and achieving development and sales milestones; (ii) future royalties generated from the eventual commercialization of the Corporation’s products; and (iii) amounts generated for providing formulation and research support services related to existing licensing and research agreements with partners.

Revenue resulting from formulation services is recognized in the accounting period in which the formulation is delivered to the customer. Typically, the customer does not have control of the asset while services are being performed and, therefore, revenues are recognized at the time the Corporation has completed its obligation and the customer obtains control of the asset.

(6)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Significant accounting policies, judgments and estimation uncertainty (continued)

Revenue recognition (continued)

Revenue resulting from research support services is recognized over time as the services are performed, as the customer benefits simultaneously from the service, and as the Corporation satisfies its performance obligation.

The Corporation expects to generate upfront payments, milestone and royalty revenues from future licenses for the Corporation’s products. Upfront payments and milestones will be recognized as revenue when or as the underlying obligations are achieved and are not conditional on any further performance, which could be at a point in time or over time depending on the contractual terms. Royalty revenue will be recognized in the period in which the Corporation earns the royalty.

The Corporation does not generate licensing or royalty revenues at this time.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from share capital.

Loss per share

Basic loss per share (“LPS”) is calculated by dividing the net loss for the year attributable to equity owners of the Corporation by the weighted average number of common shares outstanding during the year.

Diluted LPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. Diluted LPS is equal to the LPS as the Corporation is in a loss position and all securities, comprised of options and warrants, would be anti-dilutive.

Stock-based compensation plan

The Corporation grants stock options to certain employees and non-employees. Starting January 1, 2018, stock options vest over three years (33 1/3% per year) and expire after five years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

A holder of an option may, rather than exercise such option, elect a cashless exercise of such option payable in common shares equaling the amount by which the value of an underlying share at that time exceeds the exercise price of such option or warrant to acquire such share.

(7)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Significant accounting policies, judgments and estimation uncertainty (continued)

Deferred share unit plan

The Corporation grants deferred share units (“DSUs”) to members of its Board of Directors (“Board Members”), who are not employees or officers of the Corporation. DSUs cannot be redeemed until the holder is no longer a director of the Corporation and are considered equity-settled instruments. In accordance with the DSU Plan, DSUs for ongoing services are granted quarterly and vest immediately. The Board can also grant DSUs at its discretion, which may vest over time. The value attributable to DSUs is based on the market value at the time of grant and a compensation expense is recognized in general and administrative expenses on the consolidated statements of loss and comprehensive loss in accordance with the vesting terms. At the time of redemption, each DSU may be exchanged for one common share of IMV Inc.

Government assistance

Government assistance consists of non-repayable government grants, from a number of government agencies and the difference between the fair value and the book value of repayable low-interest government loans, recorded initially at fair value. Government assistance is recorded in the period earned using the cost reduction method and is included in government assistance on the consolidated statements of loss and comprehensive loss. At December 31, 2019, $nil (2018 - $7) of government assistance is included in amounts receivable.

Research and development tax credits

Refundable investment tax credits relating to scientific research and experimental development expenditures (“SR&ED”) are recorded in the accounts in the fiscal period in which the qualifying expenditures are incurred provided there is reasonable assurance that the tax credits will be realized. Refundable investment tax credits, in connection with SR&ED activities, are accounted for using the cost reduction method and included in government assistance on the statements of loss and comprehensive loss.

Amounts recorded for refundable investment tax credits are calculated based on the expected eligibility and tax treatment of qualifying SR&ED expenditures recorded in the Corporation’s consolidated financial statements.

Critical accounting estimates and judgments

The Corporation makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Corporation’s consolidated financial statements.

The following estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(8)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Significant accounting policies, judgments and estimation uncertainty (continued)

Critical accounting estimates and judgments (continued)

Calculation of initial fair value and carrying amount of long-term debt

Atlantic Innovation Fund (“AIF”) loans

The initial fair value of the AIF loans is determined by using a discounted cash flow analysis for each of the loans, which require a number of assumptions. The difference between the face value and the initial fair value of the AIF loans is recorded in the consolidated statements of loss and comprehensive loss as government assistance. The carrying amount of the AIF loans requires management to adjust the long-term debt to reflect actual and revised estimated cash flows whenever revised cash flow estimates are made or new information related to market conditions is made available. Management recalculates the carrying amount by computing the present value of the estimated future cash flows at the original effective interest rate. Any adjustments are recognized in the consolidated statements of loss as accreted interest after initial recognition.

The significant assumptions used in determining the discounted cash flows include estimating the amount and timing of future revenue for the Corporation and the discount rate.

As the AIF loans are repayable based on a percentage of gross revenue, if any, the determination of the amount and timing of future revenue significantly impacts the initial fair value of the loan, as well as the carrying value of the AIF loans at each reporting date. The expected revenue streams include i) estimated royalties generated from the eventual commercialization of the Corporation’s products, and ii) estimated milestone payments generated upon entering into potential contractual partnerships and achieving development and sales milestones. The amount and timing of estimated milestone payments forecasted are earlier and less predictable, therefore, changes in the amount and timing of milestone payments could have a significant impact on the fair value of the loans. Further, the Corporation is in the early stages of research for its product candidates; accordingly, determination of the amount and timing of any revenue streams requires significant judgment by management.

The discount rate determined on initial recognition of the AIF loans is used to determine the present value of estimated future cash flows expected to be required to settle the debt. In determining the appropriate discount rates, the Corporation considered the interest rates of similar long-term debt arrangements with similar terms. The AIF loans are repayable based on a percentage of gross revenue, if any; accordingly, finding financing arrangements with similar terms is difficult and management was required to use significant judgment in determining the appropriate discount rates. Management used a discount rate of 35% to discount the AIF loans.

If the weighted average discount rate used in determining the initial fair value and the carrying value at each reporting date of all AIF loans, with repayment terms based on future revenue, had been determined to be higher by 10%, or lower by 10%, the carrying value of the long-term debt at December 31, 2019 would have been an estimated $717 lower or $969 higher, respectively. A 10% increase or decrease in the total forecasted revenue would not have a significant impact on the amount recorded for the loans. If the total forecasted revenue were reduced to $nil, no amounts would be forecast to be repaid on the AIF loans, and the AIF loans payable at December 31, 2019 would be recorded at $nil, which would be a reduction in the AIF loans payable of $4,122.

(9)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Significant accounting policies, judgments and estimation uncertainty (continued)

Critical accounting estimates and judgments (continued)

Atlantic Innovation Fund (“AIF”) loans (continued)

If the timing of the receipt of forecasted future revenue was delayed by two years, the carrying value of the long-term debt at December 31, 2019 would have been an estimated $1,859 lower.

Province of Nova Scotia (“the Province”)

The initial fair value of the Province loan is determined by using a discounted cash flow analysis for the loan. The interest rate on the loan is below the market rate for a commercial loan with similar terms.

The significant assumption used in determining the discounted cash flows is the discount rate.

Any changes in the discount rate would impact the amount recorded as initial fair value of the long-term debt and the carrying value of the long-term debt at each reporting date. In determining the appropriate discount rate, the Corporation considers the interest rates of similar long-term debt arrangements with similar terms. The Province loan is a government loan with principal payments only required at the end of seven years; accordingly, finding financing arrangements with similar terms is difficult and management was required to use significant judgment in determining the appropriate discount rates. Management used a discount rate of 11% to discount the Province loan.

If the discount rate used for the Province loan had been determined to be higher or lower by 5% (resulting in discount rates of 16% or 6%, respectively), the carrying value of the long-term debt at December 31, 2019 would have been an estimated $540 lower or $655 higher, respectively. The difference between the book value and the initial fair value of the Province loan is recorded in the consolidated statements of loss as government assistance on initial recognition. Any changes in the amounts recorded on the consolidated statements of financial position for the Province loan result in an offsetting charge to accreted interest after initial recognition in the consolidated statements of loss.

5	Amounts receivable

	2019	2018
	$	$
Amounts due from government assistance and government loans	–	7
Sales tax receivable	406	557
Revenue from subcontracts	45	33
Other	394	740

	845	1,337

(10)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

6	Property and equipment

	Computer
	equipment				Leasehold
	and	Furniture	Laboratory	Right of	improve-
	software	and fixtures	equipment	use assets	ments	Total
	$	$	$	$	$	$

Year ended December 31, 2018
Opening net book value	66	27	459	–	11	563
Additions	79	171	217	1,417	782	2,666
Disposals
Cost	(9)	(61)	(37)	–	–	(107)
Accumulated depreciation	7	47	31	–	–	85
Depreciation for the year	(47)	(21)	(112)	(94)	(50)	(325)

Closing net book value	96	163	558	1,323	743	2,883

At December 31, 2018
Cost	275	194	1,346	1,417	800	4,032
Accumulated depreciation	(179)	(31)	(788)	(94)	(57)	(1,149)

Net book value	96	163	558	1,323	743	2,883

Year ended December 31, 2019
Opening net book value	96	163	558	1,323	743	2,883
Additions	190	18	253	–	15	476
Disposals
Cost	(9)	–	(11)	–	–	(20)
Accumulated depreciation	9	–	10	–	–	19
Depreciation for the year	(119)	(34)	(144)	(150)	(81)	(528)

Closing net book value	167	147	666	1,173	677	2,830

At December 31, 2019
Cost	456	212	1,588	1,417	815	4,488
Accumulated depreciation	(289)	(65)	(922)	(244)	(138)	(1,658)

Net book value	167	147	666	1,173	677	2,830

7	Accounts payable and accrued liabilities

	2019	2018
	$	$
Trade payables	3,665	5,282
Accrued liabilities	2,477	2,275
Payroll taxes	15	18

	6,157	7,575

(11)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

8	Lease obligation

Amount
$

Balance – December 31, 2017	–

Leases recognized upon transition to IFRS 16	87

Additions	1,291

Repayment of lease obligation	(74)

Accreted interest	94

Balance – December 31, 2018	1,398

Repayment of lease obligation	(239)

Accreted interest	149

Balance – December 31, 2019	1,308

Less: Current portion	100

Non-current portion	1,208

The Corporation recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the liability, discounted at an incremental borrowing rate of 11%, adjusted for any payments made before the commencement date, plus any initial direct costs, less any lease incentives received. During the year ended December 31, 2019, the Corporation recognized $nil (2018 - $1,417) in right-of-use assets in property and equipment on the statements of financial position. During the year ended December 31, 2019, the Corporation recognized $20 in expense related to low-value and short-term leases (2018 - $142) and $161 (2018 - $98) related to variable lease payments not included in measurement of lease liabilities on the statements of loss and comprehensive loss.

(12)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

9	Deferred share units

The maximum number of common shares which the Corporation is entitled to issue from Treasury in connection with the redemption of DSUs granted under the DSU Plan is 468,750 common shares.

DSU activity for the years ended December 31, 2019 and December 31, 2018 are as follows:

	2019	2018
	#	#

Opening balance	223,604	186,330
Granted	137,361	97,072
Redeemed	–	(59,798)

Closing balance	360,965	223,604

As at December 31, 2019, there were 360,965 (2018 - 223,604) DSUs outstanding related to this Plan.

On August 8, 2019 (“the reclassification date”), the the Corporation resolved to settle all future DSU redemptions in shares, instead of cash. All outstanding DSUs are accordingly now considered equity-settled instruments. As a result of this change, the fair value of the DSUs at the reclassification date were reclassified from liabilities to contributed surplus.

The compensation expense (recovery) at December 30, 2019 was ($191) (2018 - $508 expense), recognized over the vesting period. Vested DSUs cannot be redeemed until the holder is no longer a member of the Board.

Subsequent to the reclassification date, 73,993 equity-settled DSUs were granted to Board Members with a weighted average grant date value per DSU of $3.76. All services received in exchange for the grant of DSUs were measured at their fair values at the time of grant and vest immediately.

10	Amounts due to directors

During the year ended December 31, 2019, the Corporation incurred $300 (2018 - $206) of directors’ fees and attendance fees earned by the members of the Board of Directors who are not employees or officers of the Corporation. At December 31, 2019, $60 (2018 - $49) was due to these individuals. These costs are included in general and administrative expenses in the consolidated statements of loss and comprehensive loss.

(13)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

11	Long-term debt

	2019	2018
	$	$
Atlantic Canada Opportunities Agency (“ACOA”) Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,786. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at December 31, 2019, the amount drawn down on the loan, net of repayments, is $3,744 (2018 - $3,744).	1,404	1,202

ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at December 31, 2019, the amount drawn down on the loan is $2,995 (2018 - $2,995).	1,237	1,034

ACOA Business Development Program, interest-free loan with a maximum contribution of $395, repayable in monthly payments beginning October 2015 of $3 until October 2017 and $6 until September 2022. As at December 31, 2019, the amount drawn down on the loan, net of repayments, is $180 (2018 - $251).	180	238

ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $2,944, annual repayments commencing September 1, 2014, are calculated as a percentage of gross revenue from specific product(s) for the preceding fiscal year, at 5% for the first 5 year period and 10%, thereafter. As at December 31, 2019, the amount drawn down on the loan is $2,944 (2018 - $2,944).	1,481	957

TNC 120-140 Eileen Stubbs Ltd. (the “Landlord”) loan, with a maximum contribution of $300,000, bearing interest at 8% annum, is repayable in monthly payments beginning upon receipt of the final instalment of the loan until May 31, 2028. The loan is made available in three equal instalments based on the Corporation meeting certain milestones. As at December 31, 2019, the amount drawn down on the loan is $279 (2018 - $ 300).	279	300

Province of Nova Scotia “The Province” secured loan with a maximum contribution of $5,000, interest bearing at a rate equal to the Province’s cost of funds plus 1%, compounded semi-annually and payable monthly. The loan is repayable in monthly payments beginning January 1, 2021 of $83 plus interest until December 2025. The Corporation and its subsidiary have provided a general security agreement granting a first security interest in favour of the Province of Nova Scotia in and to all the assets of the Corporation and its subsidiary, including the intellectual property. As at December 31, 2019, the amount drawn down on the loan is $5,000 (2018 - $5,000).

	3,880	4,419

	8,461	8,150
Less: Current portion	88	81
	8,373	8,069

(14)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

11	Long-term debt (continued)

Total contributions received, less amounts that have been repaid as at December 31, 2019, is $15,164 (2018 -$15,234).

Certain ACOA loans and the Province loan require approval by ACOA or the Minister for the Province before the Corporation can pay management fees, bonuses, dividends or other distributions, or before there is any change of ownership of the Corporation. The Province loan requires the Corporation to obtain the written consent of the Province prior to the sale, disposal or abandonment of possession of the intellectual property of the Corporation or its subsidiary. If during the term of the Province loan, the head office, research and development facilities, or production facilities of the Corporation are moved from the Province, the Corporation is required to repay 40% of the outstanding principal of the loan.

In June 2019, the Corporation amended its loan agreement with the Province. Previously, the maturity date of the loan was August 9, 2020. The Corporation shall now start repaying the balance of the principal amount on the first day of January 2021, by making 60 monthly principal payments of $83 plus interest from January 2021 to December 2025. The annual interest rate remains at the Province’s cost of funds plus 1%.

In accounting for this change, the Corporation determined, based on industry risk, its own credit risk and the interest rate environment, that the effective interest rate of the loan of 11% remains appropriate. The difference between the carrying value of the loan before the amendment and after the amendment of $840 has been recorded in the statements of loss and comprehensive loss as government assistance.

The Province loan requires certain early repayments if the Corporation’s subsidiary, or the Corporation on a consolidated basis, has cash flow from operations in excess of $1,500. The Province loan also requires repayment of the loan under certain circumstances, such as changes of control, sale or liquidation of the Corporation or the sale of substantially all of the assets of the Corporation.

The minimum annual principal repayments of long-term debt over the next five years, excluding the Atlantic Innovation Fund repayments for 2020 and beyond which are not determinable at this time, are as follows:

$
Year ending December 31, 2020	88
2021	939
2022	843
2023	720
2024	654

(15)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

11	Long-term debt (continued)

	2019	2018
	$	$
Balance – Beginning of year	8,150	6,537
Borrowings, net of $nil (2018 - $nil) allocated to government assistance	–	300
Accreted interest	1,239	1,385
Revaluation of long-term debt	(840)	–
Repayment of debt	(88)	(72)

Balance – End of year	8,461	8,150
Less: Current portion	88	81

Non-current portion	8,373	8,069

The Corporation is in compliance with its debt covenants.

12	Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Common shares	Amount
	#	$
Issued and outstanding
Balance – December 31, 2017	40,319,941	70,113
Issued for cash consideration, net of issuance costs	2,246,094	12,895
Stock options exercised	480,754	1,444
DSUs redeemed	29,713	220
Warrants exercised	2,029,899	5,480
Balance – December 31, 2018	45,106,401	90,152
Issued for cash, net of issuance costs	5,404,855	26,957
Stock options exercised	105,196	353
Warrants exercised	14,423	82
Balance – December 31, 2019	50,630,875	117,544

As at December 31, 2019, a total of 2,069,142 shares (December 31, 2018 - 1,890,539) are reserved to meet outstanding stock options, warrants and DSUs.

On March 6, 2019, the Corporation completed a public offering, issuing an aggregate of 4,900,000 common shares at a price of $5.45 per common share, raising gross proceeds of $26,705. On March 11, 2019, the underwriters partially exercised their option to purchase common shares, resulting in the issuance of 504,855 common shares of the Corporation at a price of $5.45 per share for additional gross proceeds of approximately $2,751. As a result of the exercise of this option, the Corporation has raised total gross proceeds of approximately $29,456 before deducting the underwriting commissions and offering expenses of $2,499.

(16)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

12	Share capital (continued)

On February 15, 2018, the Corporation completed a bought deal public offering of 2,246,094 common shares at a price of $6.40 per common share, for aggregate proceeds of $14,375. Total costs associated with the offering were $1,480, including cash costs for commissions of $863, professional fees and regulatory costs of $285, and 134,766 compensation warrants issued as commissions to the agents valued at $332. Each compensation warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $6.53 for a period of 24 months, expiring on February 15, 2020.

13	Contributed surplus

Amount
$
Contributed surplus

Balance – December 31, 2017	6,375

Share-based compensation – stock options vested	1,182
Stock options exercised	(1,053)

Balance – December 31, 2018	6,504

Share-based compensation
Stock options vested	1,138
DSUs vested	290
Reclassification of DSUs	955
Stock options exercised	(258)
Warrants expired	62

Balance – December 31, 2019	8,691

Stock options

The Board of Directors of the Corporation has established a stock option plan (the "Plan") under which options to acquire common shares of the Corporation are granted to directors, employees and other advisors of the Corporation. The maximum number of common shares issuable under the Plan shall not exceed 4,600,000, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options. If any option expires or otherwise terminates for any reason without having been exercised in full, or if any option is exercised in whole or in part, the number of shares in respect of which option expired, terminated or was exercised shall again be available for the purposes of the Plan.

Stock options are granted with an exercise price determined by the Board of Directors, which is not less than the market price of the shares on the day preceding the award. The term of the option is determined by the Board of Directors, not to exceed ten years from the date of grant, however, the majority of options expire in five years.

The vesting of the options is determined by the Board and beginning, January 1, 2018, is typically 33 1/3% every year after the date of grant.

(17)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

13	Contributed surplus (continued)

Stock options (continued)

In the event that the option holder should die while he or she is still a director, employee or other advisor of the Corporation, the expiry date shall be 12 months from the date of death of the option holder, not to exceed the original expiry date of the option. In the event that the option holder ceases to be a director, employee or other advisor of the Corporation other than by reason of death or termination, the expiry date of the option shall be the 90th day following the date the option holder ceases to be a director, employee or other advisor of the Corporation, not to exceed the original expiry date of the option.

The fair values of stock options are estimated using the Black-Scholes option pricing model. During the year ended December 31, 2019, 343,100 stock options (2018 - 619,505) with a weighted average exercise price of $6.39 (2018 - $6.65) and a term of five years (2017 - five years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued. The value of these stock options has been estimated at $1,112 (2018 - $2,378), which is a weighted average grant date value per option of $3.24 (2018 -$3.84), using the Black-Scholes valuation model and the following weighted average assumptions:

	2019	2018
Risk-free interest rate	1.81%	2.02%
Expected volatility	64%	77%
Expected life (years)	4.2	4.2
Forfeiture rate	5%	5%

Option activity for the years ended December 31, 2019 and 2018 was as follows:

			2019		2018
			Weighted		Weighted
			average		average
	Number		exercise price	Number	exercise price
	#		$	#	$
Outstanding - Beginning of year	1,474,477		4.12	1,498,052	2.26

Granted	343,100		6.39	619,505	6.65
Exercised	(139,877	) [1]	2.32	(626,875)[1]	2.18
Forfeited	(91,789)		6.81	(5,569)	1.80
Expired	(12,500)		2.37	(10,636)	4.92

Outstanding - End of year	1,573,411		4.63	1,474,477	4.12

[1] Of the 139,877 (2018 - 626,875) options exercised, 98,408 (2018 - 443,748) elected the cashless exercise, under which 63,727 shares (2018 - 297,626) were issued. These options would have otherwise been exercisable for proceeds of $229 (2018 - $975) on the exercise date.

(18)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

13	Contributed surplus (continued)

Stock options (continued)

The weighted average exercise price of options exercisable at December 31, 2019 is $3.29 (2018 - $4.09). The maximum number of common shares issuable under the Corporation’s stock option plan shall not exceed 4,600,000 inclusive of all shares presently reserved for issuance pursuant to previously granted stock options.

At December 31, 2019, the following options were outstanding:

		Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise		average	remaining		average	remaining
price		exercise	contractual life		exercise	contractual life
range	Number	price	(years)	Number	price	(years)
$	#	$		#	$

1.98 – 2.29	240,626	2.07	1.36	240,626	2.07	1.36
2.30 – 2.61	389,625	2.39	1.64	389,625	2.39	1.64
2.62 – 5.18	178,125	3.45	2.87	78,125	2.82	0.32
5.19 – 6.72	343,230	6.40	3.22	131,772	6.40	3.22
6.73 – 7.39	421,805	7.24	3.60	71,584	7.09	3.17

	1,573,411	4.63	2.61	911,732	3.29	1.80

14	Warrants

Warrant activity for the years ended December 31, 2019 and 2018 was as follows:

			2019			2018
		Weighted			Weighted
		average			average
		exercise			exercise
	Number	price	Amount	Number	price	Amount
	#	$	$	#	$	$

Opening balance	192,458	5.84	415	2,087,598	2.46	674
Granted	–	–	–	134,766	6.53	332
Exercised	(14,423)	4.22	(21)	(2,029,905)	2.41	(591)
Expired	(43,269)	4.22	(62)	–	–	–

Closing balance	134,766[1]	6.53	332	192,459	5.84	415

1 The 134,766 warrants outstanding expired on February 15, 2020.

(19)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

14	Warrants (continued)

The fair values of warrants are estimated using the Black-Scholes option pricing model. There have been no warrants issued to date in 2019. The weighted average assumptions used in the Black-Scholes valuation model for the periods presented were as follows:

2018
Risk-free interest rate	1.84%
Expected volatility	68%
Expected dividend yield	–
Expected life (years)	2

15	Deferred income taxes

a)	Reconciliation of total tax recovery

The effective rate on the Corporation’s loss before income tax differs from the expected amount that would arise using the statutory income tax rates. A reconciliation of the difference is as follows:

	2019	2018
	$	$

Loss before income taxes	(27,365)	(21,935)

Income tax rate	30.0%	30.0%

	(8,210)	(6,581)

Effect on income taxes of:
Non-deductible share-based compensation	284	507
Unrecognized deductible temporary difference and carry forward amounts and experimental development expenditures	7,892	6,040
Other non-deductible items	34	34

Income tax recovery	–	–

b)	Deferred income tax

The significant components of the Corporation’s deferred income tax are as follows:

	2019	2018
	$	$

Deferred income tax liabilities:
Intangibles	–	–

Deferred income tax assets:
Non-capital losses	–	–

Net deferred income tax liability	–	–

(20)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

15	Deferred income taxes (continued)

b)	Deferred income tax (continued)

The following reflects the balance of temporary differences for which no deferred income tax asset (liability) has been recognized:

	2019	2018
	$	$
Non-capital losses	77,389	63,230
SR&ED expenditures	29,558	20,096
Non-refundable investment tax credits	5,536	3,832
Deductible share issuance costs	3,452	2,028
Long-term debt	7,925	7,612
Property and equipment	(400)	725

c)	Non-capital losses

As at December 31, 2019, the Corporation had approximately $77,389 in losses available to reduce future taxable income. The benefit of these losses has not been recorded in the accounts as realization is not considered probable. These losses may be claimed no later than:

$
For the year ending December 31, 2025	1,000
2026	1,100
2027	1,470
2028	1,770
2029	660
2030	2,640
2031	5,090
2032	4,110
2033	4,400
2034	3,680
2035	5,610
2036	4,830
2037	8,896
2038	12,623
2039	19,510

77,389

(21)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

15	Deferred income taxes (continued)

d)	Scientific research and experimental development expenditures

The Corporation has approximately $29,558 of unclaimed SR&ED expenditures, which may be carried forward indefinitely and used to reduce taxable income in future years. The potential income tax benefits associated with the unclaimed SR&ED expenditures have not been recognized in the accounts as realization is not considered probable.

e)	Non-refundable investment tax credits

The Corporation also has approximately $5,536 in non-refundable federal investment tax credits which may be carried forward to reduce taxes payable. These tax credits will be fully expired by 2038. The benefit of these tax credits has not been recorded in the accounts as realization is not considered probable.

16	Capital management

The Corporation views capital as the sum of its cash and cash equivalents, long-term debt and equity. The Corporations’ objectives when managing capital is to safeguard its ability to continue as a going concern in order to provide an adequate return to shareholders and maintain a sufficient level of funds to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents and trademarks. To maintain or adjust the capital structure, the Corporation may attempt to issue new shares, issue new debt, acquire or dispose of assets, all of which are subject to market conditions and the terms of the underlying third party agreements. The Corporation is not subject to any regulatory capital requirements imposed.

	2019	2018
	$	$
Total long-term debt	8,461	8,150
Less: Cash and cash equivalents	(14,066)	(14,895)

Net debt	(5,605)	(6,745)
Equity	6,448	4,317

Total capital	843	(2,428)

The Corporation is in compliance with its debt covenants.

(22)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

17	Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset.

The following table sets out the approximate fair values of financial instruments as at the consolidated statements of financial position date with relevant comparatives:

		2019		2018
	Carrying		Carrying
	value	Fair value	value	Fair value
	$	$	$	$
Cash and cash equivalents	14,066	14,066	14,895	14,895
Amounts receivable	439	439	780	780
Accounts payable and accrued liabilities	6,142	6,142	7,557	7,557
Amounts due to directors	60	60	49	49
Long-term debt	8,461	8,461	8,150	8,150

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are, therefore, excluded from amounts receivable and accounts payable.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only at December 31, 2019, and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

The fair value of the long-term debt is estimated based on the expected interest rates for similar borrowings by the Corporation at the consolidated statements of financial position dates. At December 31, 2019, the fair value is estimated to be equal to the carrying amount.

Risk management

The Corporation, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: interest rate risk, credit risk, liquidity risk; and currency risk. Management is responsible for setting acceptable levels of risk and reviewing risk management activities as necessary.

a)	Interest rate risk

The Corporation has limited exposure to interest rate risk on its lending and borrowing activities. The Corporation has a significant loan in which the interest rate is dependent on the cost of funds from the lender plus 1%. This interest rate is fixed at the time that each loan disbursement is made, resulting in limited variability to the interest rate. The total amount drawn down on the loan as at December 31, 2019 is $5,000 (2018 - $5,000) and the Corporation is required to make interest payments in fiscal 2020 of $148.

(23)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

17	Financial instruments (continued)

Risk management (continued)

a)	Interest rate risk (continued)

The Corporation has an interest-free loan that is repayable over 84 months, resulting in required principal debt payments in fiscal 2020 of $67, and also has a loan with a fixed interest rate of 8% per annum resulting in interest payments in 2020 of $21. The remaining outstanding debt as at December 31, 2019 is interest-free, only becoming repayable when revenues are earned. The Corporation is required to make principal debt payments in fiscal 2020 of $5.

b)	Credit risk

Credit risk arises from cash and cash equivalents and amounts receivable. The Corporation invests excess cash in high-interest savings accounts or in highly liquid temporary investments of Schedule 1 Canadian Banks. The credit risk of cash and cash equivalents is limited because the counter-parties are banks with high credit ratings assigned by international credit rating agencies.

The total of amounts receivable disclosed in the consolidated statements of financial position as at December 31, 2019 of $845 (2018 - $1,337) is comprised mainly of current period advances due to the Corporation for government assistance programs and cost-recoveries from third party partners, as well as sales taxes recoverable. If required, the balance is shown net of allowances for bad debt, estimated by management based on prior experience and their assessment of the current economic environment. Historically, there have been no collection issues and the Corporation does not believe it is subject to any significant concentration of credit risk.

c)	Liquidity risk

Liquidity risk represents the possibility that the Corporation may not be able to gather sufficient cash resources when required and under reasonable conditions to meet its financial obligations.

Since the Corporation’s inception, operations have been financed through the sale of shares, issuance of debt, revenue and cost-recoveries from license agreements, interest income on funds available for investment, government assistance and income tax credits. The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $120,119 as at December 31, 2019.

While the Corporation has $14,066 in cash and cash equivalents at December 31, 2019, it continues to have an ongoing need for substantial capital resources to research and develop, commercialize and manufacture its products and technologies. The Corporation is currently not yet receiving a significant ongoing revenue stream from its license agreements, nor can it be certain that it will receive significant revenue from these agreements before additional cash is required. As a result, there can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, and develop or commercialize any of its products without future financing.

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IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

17	Financial instruments (continued)

Risk management (continued)

The following table outlines the contractual maturities for long-term debt repayable based on a percentage of revenues for the Corporation’s financial liabilities. The long-term debt is comprised of the contributions received described in note 11, less amounts that have been repaid as at December 31, 2019:

	Total	Year 1	Years 2 to 3	Years 4 to 5	After 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	6,157	6,157	–	–	–
Amounts due to directors	60	60	–	–	–
Short-term and low value leases	52	18	25	9	–
Long-term leases	2,028	239	479	480	830
Long-term debt	15,766	263	2,444	2,208	10,851
	24,063	6,737	2,948	2,697	11,681

The above amounts include interest payments, where applicable.

d)	Currency risk

The Corporation incurs some revenue and expenses in U.S. dollars and, as such, is subject to fluctuations as a result of foreign exchange rate variation. The Corporation does not have in place any tools to manage its foreign exchange risk, as these U.S. dollars transactions are not significant to overall operations.

Foreign exchange gain of $84 for the year ended December 31, 2019 (2018, foreign exchange loss - $139) are included in general and administrative expenses. If the foreign exchange had been 1% higher/lower, with all other variables held constant, it would have had an immaterial impact on the foreign exchange gain/loss.

18	Commitments

The minimum annual payments under lease agreements for office premises and equipment expiring over the next five years are as follows:

$
Year ending December 31, 2020	257
2021	253
2022	251
2023	247
2024	243

On July 12, 2010, the Corporation entered into a License Agreement with Merck KGaA to in-license EMD 640744, an investigational therapeutic survivin-based cancer antigen designed to target multiple solid tumors and hematological malignancies. Should the Corporation’s research using these antigens continue and prove successful through clinical trials and on to commercialization, the Corporation would be required to pay certain future milestones and royalty payments along the way. The likelihood and timing of these payments is not known at this time.

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IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

19	Related party transactions

During the year ended December 31, 2019, there were no related party transactions (2018 - $nil).

20	Expenses by nature

	2019	2018
	$	$

Salaries, wages and benefits	7,831	5,945
Other research and development expenditures, including clinical costs	13,594	8,398
Professional and consulting fees	1,779	1,987
Travel	680	550
Office, rent and telecommunications	684	586
Insurance	800	444
Marketing, communications and investor relations	1,675	1,370
Depreciation	527	325
Stock-based compensation (non-cash)	1,138	1,182
Deferred share unit compensation (non-cash)	(191)	508
Other	609	800
Accreted interest	1,239	1,385
Research and development tax credits	(1,571)	(1,027)
Government assistance	(861)	(35)

	27,933	22,418

21	Compensation of key management

Key management includes the Corporation’s Directors, Chief Executive Officer, Chief Financial Officer, and Chief Medical Officer. Compensation awarded to key management is summarized as follows:

	2019	2018
	$	$

Salaries and other benefits	1,970	1,651
Stock-based compensation (non-cash)	1,290	2,121
	3,260	3,772

22	Subsequent events

On March 17, 2020, The Corporation entered into an Equity Distribution Agreement with Piper Sandler & Co. ("Piper Sandler") authorizing the Corporation to offer and sell common shares from time to time up to an aggregate offering amount of US$30,000 through Piper Sandler, as agent. IMV estimates that the total expenses for the Offering, excluding compensation and reimbursements payable to Piper Sandler under the terms of the Equity Distribution Agreement, will be approximately US$200. As of March 30, 2019, 243,121 common shares have been sold under this agreement for total gross proceeds of US$483.

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IMV Inc.
Notes to the Consolidated Financial Statements
As at December 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

22	Subsequent events (continued)

On March 11, 2020, the World Health Organization ("WHO") declared a pandemic following the emergence and rapid spread of a novel strain of coronavirus ("COVID19"). This has caused governmental authorities and non-governmental entities to introduce measures to try to limit this pandemic. The extent to which COVID-19 impacts the Corporation's operations will depend on future developments which are highly uncertain and cannot be predicted with confidence. Some components of IMV's products are manufactured by third parties located in other countries, including Germany, Japan and China. The continued spread of COVID-19 globally could adversely impact the Corporation's operations, including among others, manufacturing supply chain, clinical trial operations and could have an adverse impact on business and financial results.

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